OPT SCIENCES AND SUBSIDIARY   **Exhibit 1**
SUMMARY OF VALUE

| | Range of Fair Values | |
	Low	High
Discounted Cash Flow Approach (1)	$4.58	$4.91
Guideline Company Approach (2)	$4.75	$5.25
Fair Value - Premium Paid Analysis	$4.26	$4.63

(1) Exhibit 4
(2) Exhibit 5.5

OPT SCIENCES AND SUBSIDIARY   **Exhibit 2.1**
TICKER SYMBOL: OPST
NORMALIZED COMPARATIVE STATEMENTS OF INCOME

(in Millions)

	Oct-99	Oct-00	Oct-01	Nov-02	Nov-03	Jul-04
Sales	3.9	3.4	5.4	4.2	3.8	3.8
Cost of Sales	2.3	2.7	3.8	3.5	3.2	3.2
Gross Profit	1.6	0.7	1.7	0.7	0.6	0.6
Operating Expenses	0.6	0.6	0.7	0.6	0.6	0.6
Operating Profit	1.0	0.1	1.0	0.1	0.0	(0.1)
EBITDA	**1.1**	**0.2**	**1.0**	**0.2**	**0.2**	**0.1**
EBIT	1.0	0.1	1.0	0.1	0.0	(0.1)
Interest Expense	-	-	-	-	-	-
Other Inc(Exp)						
Non-op Inc(Exp)	-	-	-	-	-	-
Other	-	-	-	-	-	-
Special Items	-	-	-	-	-	-
Total Other Income	-	-	-	-	-	-
Pretax Income	1.0	0.1	1.0	0.1	0.0	(0.1)
Income Taxes	0.4	0.0	0.4	0.0	0.0	-
Adj. Net Income	0.6	0.1	0.5	0.1	0.0	(0.1)

This schedule was compiled from financial information provided to us by outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY **Exhibit 2.2**
TICKER SYMBOL: OPST
COMPARATIVE BALANCE SHEETS

(in Millions)

	10/30/1999	10/28/2000	10/27/2001	11/2/2002	11/1/2003	7/31/2004
Assets						
Total Cash & Marketable Securites	4.8	5.0	5.5	5.5	5.4	5.5
Total Receivables	0.6	0.5	1.1	0.7	0.6	0.6
Inventory	0.5	0.4	0.4	0.4	0.5	0.4
Other Current Assets	0.2	0.2	0.0	0.0	0.1	0.1
Total Current Assets	6.1	6.1	7.0	6.6	6.5	6.5
Net Plant, Property, & Equipment	0.6	0.8	0.8	1.2	1.1	1.0
Goodwill	-	-	-	-	-	-
Other Intangibles	-	-	-	-	-	-
Total Intangible Assets	-	-	-	-	-	-
Total Other Long-term Assets	-	0.0	0.0	0.0	0.0	0.0
Total Assets	6.6	6.9	7.8	7.8	7.6	7.5
Liabilities & Stockholders' Equity						
L-term Debt In Current Liabilities	-	-	-	-	-	-
Accounts Payable	0.0	0.1	0.1	0.4	0.1	0.1
Accrued Expenses	-	-	-	-	-	-
Total Other Current Liabilities	0.3	0.2	0.6	0.1	0.2	0.1
Total Current Liabilities	0.3	0.3	0.7	0.6	0.3	0.2
Long-Term Debt Equivelent	-	-	-	-	-	-
Deferred Taxes	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-
Total Other Long-Term Liabilities	-	-	-	-	-	-
Total Long-Term Liabilities	-	-	-	-	-	-
Total Liabilities	0.3	0.3	0.7	0.6	0.3	0.2
Preferred Stock	-	-	-	-	-	-
Common Equity	0.3	0.3	0.3	0.3	0.3	0.3
Other Equity	6.1	6.3	6.9	7.0	7.1	7.1
Total Equity	6.3	6.6	7.1	7.2	7.3	7.3
Total Liab. & Stockholders Equity	6.6	6.9	7.8	7.8	7.6	7.5

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY
HISTORICAL RESULTS

Exhibit 2.3

For the 12 Months Ending	**10/28/1995**	**10/26/1996**	**11/1/1997**	**10/31/1998**	**10/30/1999**	**10/28/2000**	**10/27/2001**	**11/2/2002**	**11/1/2003**	**LTM 7/31/2004A**
Total Revenues	1.9	2.6	3.6	4.6	3.9	3.4	5.4	4.2	3.8	3.8
Growth Over Prior Year	NA	36.91%	39.52%	27.92%	(15.09%)	(13.88%)	59.64%	(22.42%)	(8.19%)	(3.27%)
Gross Profit	0.5	1.0	1.4	2.1	1.6	0.7	1.7	0.7	0.6	0.6
Margin %	28.52%	36.82%	39.33%	45.64%	41.42%	21.18%	30.59%	17.41%	16.60%	14.95%
EBITDA	0.3	0.6	1.0	1.6	1.1	0.2	1.0	0.2	0.2	0.1
Margin %	15.07%	22.72%	27.58%	35.35%	27.89%	6.11%	19.29%	4.31%	4.67%	3.41%
EBIT	0.2	0.6	1.0	1.6	1.0	0.1	1.0	0.1	0.0	(0.1)
Margin %	13.05%	21.26%	26.36%	33.88%	25.99%	3.76%	17.83%	1.98%	0.34%	(1.50%)

OPT SCIENCES AND SUBSIDIARY **Exhibit 3**
STOCK PRICE HISTORY

Month	Open	High	Low	Close	Volume
May-01	$3.95	$3.95	$3.95	$3.95	200
Jun-01	$3.95	$3.95	$3.95	$3.95	100
Jul-01					
Aug-01	$7.00	$7.00	$4.30	$4.30	500
Sep-01					
Oct-01	$4.50	$4.50	$4.50	$4.50	100
Nov-01	$5.35	$5.35	$5.35	$5.35	200
Dec-01	$5.40	$5.40	$5.40	$5.40	200
Jan-02	$5.60	$5.60	$5.60	$5.60	1,100
Feb-02					
Mar-02					
Apr-02	$6.00	$11.00	$11.00	$11.00	4,400
May-02					
Jun-02					
Jul-02					
Aug-02	$8.70	$8.80	$8.70	$8.80	800
Sep-02	$8.80	$9.00	$7.25	$9.00	3,300
Oct-02					
Nov-02	$7.25	$7.63	$7.25	$7.63	300
Dec-02	$7.25	$7.25	$7.25	$7.25	200
Jan-03	$7.25	$9.00	$7.25	$9.00	1,100
Feb-03					
Mar-03	$7.25	$7.25	$7.25	$7.25	200
Apr-03	$6.05	$6.05	$6.05	$6.05	100
May-03					
Jun-03	$5.80	$6.06	$5.81	$6.06	1,300
Jul-03	$6.00	$6.25	$6.00	$6.25	1,200
Aug-03	$6.25	$6.25	$6.25	$6.25	400
Sep-03	$7.05	$7.05	$7.05	$7.05	4,000
Oct-03					
Nov-03	$6.75	$6.85	$6.75	$6.85	4,800
Dec-03					
Jan-04	$6.55	$6.55	$6.55	$6.55	100
Feb-04	$6.56	$6.56	$6.56	$6.56	200
Mar-04	$8.85	$9.00	$7.00	$7.15	1,400
Apr-04	$7.50	$7.50	$7.50	$7.50	400
May-04	$7.50	$7.50	$7.50	$7.50	200
Jun-04	$8.00	$8.00	$8.00	$8.00	200
Jul-04	$8.00	$8.15	$8.00	$8.15	1,600
Aug-04					
Sep-04					
Oct-04	$7.00	$7.00	$6.60	$6.88	2,700

Total Volume					31,300
Months					42
Monthly Volume					745

Average Price Jan - Oct 2004 (Excluding months with no volume)	$7.29

Source: Tradingcharts.com

Average Price

	Open	High	Low	Close
Oct 2003 - Oct 2004	$7.41	$7.46	$7.16	$7.24

OPT SCIENCES AND SUBSIDIARY   **Exhibit 4**
CASH FLOW PROJECTION AND DISCOUNTED CASH FLOW APPROACH
FOR THE YEARS ENDED OCTOBER 31,

		2003 (1)	2004	Projected 2005	2006	2007
Sales						
Glass Sales		$ 3,848,169	$ 3,974,850	$ 3,222,420	$ 3,142,296	$ 3,033,553
Astro Sales		-	-	50,000	100,000	150,000
Total Net Sales		$ 3,848,169	$ 3,974,850	$ 3,272,420	$ 3,242,296	$ 3,183,553
% Growth			*3.3%*	*-17.7%*	*-0.9%*	*-1.8%*
Cost of Sales						
Material		923,561	794,970	621,760	583,613	573,040
Direct Labor		526,430	572,378	477,119	451,976	443,787
Manufacturing Expenses		1,759,737	1,844,330	1,484,370	1,488,862	1,461,888
Total Cost of Sales		3,209,728	3,211,678	2,583,249	2,524,451	2,478,715
Gross Profit		638,441	763,172	689,171	717,845	704,838
% Net Sales		*16.6%*	*19.2%*	*21.1%*	*22.1%*	*22.1%*
% Growth			*19.5%*	*-9.7%*	*4.2%*	*-1.8%*
Operating Expenses		625,802	635,976	530,132	531,737	522,103
Net Operating Income (EBIT)		12,639	127,196	159,039	186,108	182,735
% Net Sales		*0.3%*	*3.2%*	*4.9%*	*5.7%*	*5.7%*
% Growth			*906.3%*	*25.0%*	*17.0%*	*-1.8%*
Research and Development			-	-	-	-
Sarbanes Oxley Compliance			44,000	282,000	237,000	237,000
Pretax Income (before Interest Income)		12,639	83,196	(122,961)	(50,892)	(54,265)
Other Income (Interest Income)		109,358	116,689	70,122	77,573	81,218
Pretax Income		121,997	199,885	(52,839)	26,681	26,953
Less: Provision for Income Taxes	39.0%	60,022	77,955	(20,607)	10,406	10,512
Net Income		61,975	121,930	(32,232)	16,275	16,441
Plus: Depreciation & Amortization			157,940	152,612	150,139	137,629
Less: Decrease (increase) in Working Capital			65,000	185,000	(20,000)	(1,000)
Less: Capital Expenditures			(105,000)	(2,975,000)	60,000	(160,000)
Free Net Cash Flow			$ 239,870	$ (2,669,620)	$ 206,414	$ (6,930)
Valuation at end of fiscal 2004 (cash flow is $0)						
Periods to Discount				0.5000	1.5000	2.5000
Present Value Factor				0.8944	0.7155	0.5724
Present Value				(2,387,708)	147,690	(3,967)
Sum of the Present Values			(2,243,985)			
Terminal Value			399,185			
Plus: Excess Cash & Cash Equivalents			5,476,621			
100% Equity Value			**$ 3,630,000**			
Shares Outstanding			775,585			
Value per Share			**$ 4.68**			

Present Value of Terminal Value Calculation			Assumptions:	
Normalized Free Cash Flow (1)	$ 146,452		Discount Rate (WACC)	25.0%
Capitalization Rate	21.0%		Future Growth Rate	4.0%
Terminal Value	$ 697,388		Tax Rate	39.0%
Present Value Factor	0.5724			
Present Value	**$ 399,185**			

Sensitivity to Discount Rate and Growth Rate				
			Discount Rate	
		20.0%	25.0%	30.0%
Terminal	3.0%	$4.82	$4.65	$4.58
Growth	4.0%	$4.86	$4.68	$4.59
Rate	5.0%	$4.91	$4.71	$4.60

Normalized Cash Flow is assumed to be the average of Fiscal years 2004, 2005, 2006, and 2007

OPT SCIENCES AND SUBSIDIARY **Exhibit 5.1**
GUIDELINE COMPANY METHODOLOGY
COMPARATIVE STATEMENTS OF NORMALIZED INCOME
($ in Millions)

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
Latest Twelve Months	9/26/04	8/28/04	9/25/04	7/31/04
Sales	52.4	574.9	222.4	3.8
Cost of Sales	36.7	475.5	163.0	3.2
Gross Profit	15.7	99.4	59.4	0.6
Operating Expenses	15.9	87.7	51.4	0.6
Operating Profit	(0.2)	11.6	8.0	(0.1)
Interest Expense	(2.5)	(3.6)	-	-
Other Inc(Exp)				
Non-op Inc(Exp)	-	-	-	-
Special Items	-	-	-	-
Total Other Income	-	-	-	-
Pretax Income	(2.7)	8.0	8.0	(0.1)
Income Taxes (recomputed)	-	(0.7)	2.4	0.0
Adj. Net Income	(2.7)	8.7	5.6	(0.1)
EBITDA	**2.8**	**30.3**	**14.8**	**0.1**
EBIT	**(0.2)**	**11.6**	**8.0**	**(0.1)**

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY   **Exhibit 5.2**
GUIDELINE COMPANY METHODOLOGY
COMPARATIVE NORMALIZED BALANCE SHEETS

($ in Millions)

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
As Of	9/26/04	8/28/04	9/25/04	7/31/04
Assets				
Cash & Marketable Securites	3.3	5.5	170.8	5.5
Receivables	5.7	121.8	64.3	0.6
Inventory	6.3	37.9	5.6	0.4
Other Current Assets	2.9	10.0	3.8	0.1
Total Current Assets	18.2	175.2	244.4	6.5
Net Plant, Property, & Equipment	19.4	100.5	20.8	1.0
Intangible Assets	-	44.2	79.6	-
Other Assets	2.3	35.0	26.8	0.0
Total Assets	39.9	354.8	371.7	7.5
Liabilities & Stockholders' Equity				
Debt In Current Liabilities	1.2	0.3	-	-
Accounts Payable	2.7	39.4	17.7	0.1
Accrued Expenses	7.7	40.4	21.3	-
Other Current Liabilities	3.2	25.5	17.3	0.1
Total Current Liabilities	14.8	105.5	56.3	0.2
Long-Term Debt	14.4	43.2	-	-
Deferred Taxes	-	-	0.6	-
Minority Interest	-	-	-	-
Other Long-Term Liabilities	13.7	35.2	15.6	-
Total Long-Term Liabilities	28.1	78.4	16.2	-
Total Liabilities	42.9	183.9	72.5	0.2
Common Equity	0.0	9.1	258.4	0.3
Other Equity	(3.0)	161.9	40.8	7.1
Total Equity	(3.0)	170.9	299.2	7.3
Total Liab. & Stockholders Equity	39.9	354.8	371.7	7.5

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY   **Exhibit 5.3**
GUIDELINE COMPANY METHODOLOGY
COMPARATIVE STATEMENTS OF NORMALIZED INCOME
COMMON SIZE ANALYSIS

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
Latest Twelve Months	9/26/04	8/28/04	9/25/04	7/31/04
Sales	100.0%	100.0%	100.0%	100.0%
Cost of Sales	70.1%	82.7%	73.3%	85.0%
Gross Profit	29.9%	17.3%	26.7%	15.0%
Operating Expenses	30.3%	15.3%	23.1%	16.5%
Operating Profit	-0.4%	2.0%	3.6%	-1.5%
Interest Expense	-4.8%	-0.6%	0.0%	0.0%
Other Inc(Exp)				
Non-op Inc(Exp)	0.0%	0.0%	0.0%	0.0%
Special Items	0.0%	0.0%	0.0%	0.0%
Total Other Income	0.0%	0.0%	0.0%	0.0%
Pretax Income	-5.2%	1.4%	3.6%	-1.5%
Income Taxes	0.0%	-0.1%	1.1%	0.8%
Adj. Net Income	-5.2%	1.5%	2.5%	-2.3%
EBITDA	**5.3%**	**5.3%**	**6.7%**	**3.4%**
EBIT	**-0.4%**	**2.0%**	**3.6%**	**-1.5%**

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY   **Exhibit 5.4**
GUIDELINE COMPANY METHODOLOGY
COMPARATIVE NORMALIZED BALANCE SHEETS
COMMON SIZE ANALYSIS

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
As Of	9/26/04	8/28/04	9/25/04	7/31/04
Assets				
Cash & Marketable Securites	8.2%	1.5%	45.9%	72.6%
Receivables	14.4%	34.3%	17.3%	7.8%
Inventory	15.9%	10.7%	1.5%	5.4%
Other Current Assets	7.2%	2.8%	1.0%	0.8%
Total Current Assets	45.7%	49.4%	65.8%	86.6%
Net Plant, Property, & Equipment	48.6%	28.3%	5.6%	13.4%
Intangible Assets	0.0%	12.5%	21.4%	0.0%
Other Assets	5.7%	9.9%	7.2%	0.0%
Total Assets	100.0%	100.0%	100.0%	100.0%
Liabilities & Stockholders' Equity				
Debt In Current Liabilities	3.1%	0.1%	0.0%	0.0%
Accounts Payable	6.7%	11.1%	4.8%	0.9%
Accrued Expenses	19.3%	11.4%	5.7%	0.0%
Other Current Liabilities	8.0%	7.2%	4.7%	1.8%
Total Current Liabilities	37.1%	29.7%	15.2%	2.7%
Long-Term Debt	36.2%	12.2%	0.0%	0.0%
Deferred Taxes	0.0%	0.0%	0.2%	0.0%
Minority Interest	0.0%	0.0%	0.0%	0.0%
Other Long-Term Liabilities	34.2%	9.9%	4.2%	0.0%
Total Long-Term Liabilities	70.4%	22.1%	4.4%	0.0%
Total Liabilities	107.6%	51.8%	19.5%	2.7%
Preferred Stock	0.0%	0.0%	0.0%	0.0%
Common Equity	0.0%	2.6%	69.5%	3.3%
Other Equity	-7.6%	45.6%	11.0%	94.0%
Total Equity	-7.6%	48.2%	80.5%	97.3%
Total Liab. & Stockholders Equity	100.0%	100.0%	100.0%	100.0%

This schedule was compiled from financial information provided to us by the client or outside sources.

Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY **Exhibit 5.5**
GUIDELINE COMPANY METHODOLOGY
MARKET MULTIPLES

TICKER	SWTX	APOG	AFCO	OPST
COMPANIES	SOUTHWALL	APOGEE	APPLIED	OPT
ENTERPRISE VALUE (EV) MULTIPLES: (3) (4)				
EV/Revenues:				
LTM	0.4	0.7	0.8	0.3
Most Recent Fiscal Year	0.4	0.7	0.8	0.3
3-Year Average (1)	0.3	0.7	1.0	0.3
5-Year Average (2)	0.3	0.6	1.3	0.3
EV/EBITDA:				
LTM	8.4	12.9	11.6	9.2
Most Recent Fiscal Year	(6.3)	14.2	9.6	6.6
3-Year Average (1)	4.5	7.4	24.7	2.5
5-Year Average (2)	5.0	7.0	36.1	2.2
EV/EBIT:				
LTM	(110.7)	33.5	21.5	(20.9)
Most Recent Fiscal Year	(2.4)	50.4	14.9	91.2
3-Year Average (1)	(26.9)	12.3	144.7	3.4
5-Year Average (2)	(22.5)	13.1	(458.5)	2.7
Price/Net Income:				
LTM	(2.6)	40.5	60.4	(64.9)
Most Recent Fiscal Year	(0.6)	28.4	41.6	556.5
3-Year Average (1)	(2.4)	16.0	18,858.9	18.2
5-Year Average (2)	(2.3)	21.4	(289.9)	14.1

(1) 3-Year Average is based on last 3 fiscal periods.
(2) 5-Year Average is based on last 5 fiscal periods.
(3) Enterprise values is calculated by taking the stock price and multiplying by the number of shares outstanding.
This calculation yields the market value of common equity.
Then, interest-bearing debt is added and cash is subtracted.
(4) Stock price for comparable companies is as of October 28, 2004. Stock price for OPT is offer price of $4.75

OPT SCIENCES AND SUBSIDIARY **Exhibit 5.6**
GUIDELINE COMPANY METHODOLOGY
MARKET MULTIPLES
(In thousands except multiples and per share values)

	OPT Performance	X	Chosen Multiple	=	Value	+	(3) Cash	-	Debt	=	Indicated Value	Value Per Share
EV/Revenues:												
LTM	3,780		0.4		1,668		2,500		-		4,168	5.37
Most Recent Fiscal Year	3,848		0.5		1,824		2,500		-		4,324	5.57
3-Year Average (1)	4,481		0.4		1,985		2,500		-		4,485	5.78
5-Year Average (2)	4,151		0.4		1,538		2,500		-		4,038	5.21
EV/EBITDA:					-							
LTM	129		8.4		1,079		2,500		-		3,579	4.61
Most Recent Fiscal Year	180		9.2		1,658		2,500		-		4,158	5.36
3-Year Average (1)	468		4.8		2,237		2,500		-		4,737	6.11
5-Year Average (2)	541		4.5		2,450		2,500		-		4,950	6.38
EV/EBIT:												
LTM	(57)		21.8		(1,238)		2,500		-		1,262	1.63
Most Recent Fiscal Year	13		32.8		426		2,500		-		2,926	3.77
3-Year Average (1)	353		8.0		2,816		2,500		-		5,316	6.85
5-Year Average (2)	442		8.5		3,764		2,500		-		6,264	8.08
Price/Net Income:												
LTM	(57)		26.3		(1,496)		2,500		-		1,004	1.29
Most Recent Fiscal Year	7		18.4		122		2,500		-		2,622	3.38
3-Year Average (1)	202		10.4		2,108		2,500		-		4,608	5.94
5-Year Average (2)	260		13.9		3,629		2,500		-		6,129	7.90

Average	4,035.68	5.20
Median	4,245.97	5.47
25th Percentile	3,415.81	4.40
75th Percentile	4,790.28	6.18
High	6,263.58	8.08
Low	1,003.78	1.29

(1) 3-Year Average is based on last 3 fiscal periods.
(2) 5-Year Average is based on last 5 fiscal periods.
(3) Cash is net of present value of projected capital expenditures. Management has represented that it will utilize cash to fund future operating losses and capital expenditures.

SOUTHWALL TECHNOLOGIES, INC.   **Exhibit 6.2**
TICKER SYMBOL: SWTX
COMPARATIVE BALANCE SHEETS

(in Millions)

	12/31/1999	12/31/2000	12/31/2001	12/31/2002	12/31/2003	9/26/2004
Assets						
Total Cash & Marketable Securites	3.7	1.9	5.0	2.6	1.9	3.3
Total Receivables	11.1	13.3	8.4	9.0	7.1	5.7
Inventory	7.2	10.2	6.2	8.5	6.8	6.3
Other Current Assets	1.3	2.0	4.0	4.3	2.6	2.9
Total Current Assets	23.3	27.4	23.6	24.5	18.4	18.2
Net Plant, Property, & Equipment	43.5	49.9	47.8	50.3	21.8	19.4
Goodwill	-	-	-	-	-	-
Other Intangibles	-	-	-	-	-	-
Total Intangible Assets	-	-	-	-	-	-
Total Other Long-term Assets	3.3	3.2	1.7	1.9	1.5	2.3
Total Assets	70.1	80.5	73.2	76.6	41.7	39.9
Liabilities & Stockholders' Equity						
L-term Debt In Current Liabilities	14.2	26.4	8.3	7.5	2.0	1.2
Accounts Payable	9.8	16.9	10.3	9.2	6.3	2.7
Accrued Expenses	4.5	4.2	8.5	7.1	7.4	7.7
Total Other Current Liabilities	6.6	12.0	3.0	-	6.8	3.2
Total Current Liabilities	35.0	59.6	30.1	23.9	22.6	14.8
Long-Term Debt Equivelent	10.0	-	14.5	9.3	13.7	14.4
Deferred Taxes	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-
Total Other Long-Term Liabilities	0.6	0.8	2.1	3.0	3.7	13.7
Total Long-Term Liabilities	10.6	0.8	16.6	12.2	17.4	28.1
Total Liabilities	45.6	60.3	46.7	36.1	40.0	42.9
Preferred Stock	-	-	-	-	-	-
Common Equity	0.0	0.0	0.0	0.0	0.0	0.0
Other Equity	24.6	20.1	26.4	40.5	1.7	(3.0)
Total Equity	24.6	20.1	26.5	40.5	1.7	(3.0)
Total Liab. & Stockholders Equity	70.1	80.5	73.2	76.6	41.7	39.9

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

SOUTHWALL TECHNOLOGIES, INC.   **Exhibit 6.1**
 TICKER SYMBOL: SWTX
 NORMALIZED COMPARATIVE STATEMENTS OF INCOME

(in Millions)

	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	9/26/04
Sales	54.6	85.3	83.0	68.8	53.3	52.4
Cost of Sales	40.7	68.6	59.0	48.9	44.0	36.7
Gross Profit	13.9	16.8	23.9	19.8	9.3	15.7
Operating Expenses	13.9	19.3	16.5	20.1	19.1	15.9
Operating Profit	(0.0)	(2.6)	7.4	(0.3)	(9.8)	(0.2)
EBITDA	**4.9**	**3.1**	**13.4**	**5.8**	**(3.7)**	**2.8**
EBIT	**(0.0)**	**(2.6)**	**7.4**	**(0.3)**	**(9.8)**	**(0.2)**
Interest Expense	(1.4)	(2.8)	(2.9)	(1.7)	(1.6)	(2.5)
Other Inc(Exp)						
Non-op Inc(Exp)	-	-	-	-	-	-
Other	-	-	-	-	-	-
Special Items (Expense)	-	-	-	-	-	-
Total Other Income	-	-	-	-	-	-
Pretax Income	(1.4)	(5.4)	4.6	(2.0)	(11.3)	(2.7)
Income Taxes	-	-	0.2	-	-	-
Adj. Net Income	(1.4)	(5.4)	4.4	(2.0)	(11.3)	(2.7)

This schedule was compiled from financial information provided to us by outside sources.

Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

APOGEE ENTERPRISES, INC. **Exhibit 6.3**
TICKER SYMBOL: APOG
NORMALIZED COMPARATIVE STATEMENTS OF INCOME

(in Millions)

	2/26/2000	3/3/2001	3/2/2002	3/1/2003	2/28/2004	8/28/2004
Sales	840.5	865.2	597.8	584.9	535.3	574.9
Cost of Sales	673.3	686.2	455.5	439.7	440.9	475.5
Gross Profit	167.2	179.0	142.3	145.2	94.5	99.4
Operating Expenses	147.8	145.0	100.2	99.7	86.7	87.7
Operating Profit	19.4	34.0	42.1	45.6	7.7	11.6
EBITDA	**52.4**	**68.6**	**65.2**	**66.4**	**27.5**	**30.3**
EBIT	**19.4**	**34.0**	**42.1**	**45.6**	**7.7**	**11.6**
Interest Expense	(12.1)	(12.9)	(7.3)	(4.5)	(3.7)	(3.6)
Other Inc(Exp)						
Non-op Inc(Exp)	-	-	-	-	-	-
Other	-	-	-	-	-	-
Special Items	-	-	-	-	-	-
Total Other Income	-	-	-	-	-	-
Pretax Income	7.3	21.1	34.8	41.1	4.0	8.0
Income Taxes	3.7	8.4	10.6	11.9	(8.4)	(0.7)
Adj. Net Income	3.6	12.7	24.2	29.2	12.4	8.7

This schedule was compiled from financial information provided to us by outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

APOGEE ENTERPRISES, INC.　　　　　　　　　　　　　　　　　　　　　　　　　　　　**Exhibit 6.4**
TICKER SYMBOL: APOG
COMPARATIVE BALANCE SHEETS

(in Millions)

	2/26/2000	3/3/2001	3/2/2002	3/1/2003	2/28/2004	8/28/2004
Assets						
Total Cash & Marketable Securites	7.2	4.7	15.4	10.2	7.8	5.5
Total Receivables	125.1	121.5	115.2	103.3	102.5	121.8
Inventory	68.2	40.4	36.0	35.9	35.5	37.9
Other Current Assets	14.0	8.6	8.5	22.1	12.0	10.0
Total Current Assets	214.4	175.2	175.1	171.5	157.9	175.2
Net Plant, Property, & Equipment	186.0	147.6	128.5	109.0	98.5	100.5
Goodwill	-	-	55.6	43.0	43.0	43.0
Other Intangibles	50.5	50.1	0.1	0.4	0.3	1.2
Total Intangible Assets	50.5	50.1	55.7	43.4	43.3	44.2
Total Other Long-term Assets	30.1	59.8	49.8	59.0	35.5	35.0
Total Assets	481.2	432.7	409.1	382.8	335.2	354.8
Liabilities & Stockholders' Equity						
L-term Debt In Current Liabilities	0.2	0.3	0.6	0.5	0.3	0.3
Accounts Payable	58.0	59.5	51.9	46.9	38.3	39.4
Accrued Expenses	56.6	57.6	57.8	44.1	41.3	40.4
Total Other Current Liabilities	20.6	20.0	16.9	28.9	10.7	25.5
Total Current Liabilities	135.4	137.4	127.2	120.4	90.6	105.5
Long-Term Debt Equivelent	164.4	104.2	69.1	47.3	39.7	43.2
Deferred Taxes	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-
Total Other Long-Term Liabilities	43.6	42.7	41.8	36.9	37.5	35.2
Total Long-Term Liabilities	208.0	147.0	110.9	84.2	77.1	78.4
Total Liabilities	343.4	284.4	238.2	204.6	167.7	183.9
Common Equity	9.2	9.3	9.4	9.1	9.1	9.1
Other Equity	128.5	139.0	161.5	169.1	158.3	161.9
Total Equity	137.8	148.3	170.9	178.2	167.5	170.9
Total Liab. & Stockholders Equity	481.2	432.7	409.1	382.8	335.2	354.8

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

APPLIED FILMS CORP. **Exhibit 6.5**

TICKER SYMBOL: AFCO

NORMALIZED COMPARATIVE STATEMENTS OF INCOME

(in Millions)

	7/1/2000	6/30/2001	6/29/2002	6/28/2003	6/26/2004	9/25/2004
Sales	42.3	96.3	129.9	148.1	228.4	222.4
Cost of Sales	36.6	74.7	97.7	112.3	167.9	163.0
Gross Profit	5.7	21.6	32.2	35.8	60.6	59.4
Operating Expenses	5.7	27.0	36.1	40.0	49.0	51.4
Operating Profit	(0.1)	(5.4)	(3.8)	(4.2)	11.6	8.0
EBITDA	**1.8**	**1.2**	**1.4**	**1.6**	**18.0**	**14.8**
EBIT	**(0.1)**	**(5.4)**	**(3.8)**	**(4.2)**	**11.6**	**8.0**
Interest Expense	-	(0.5)	(0.1)	-	-	-
Other Inc(Exp)						
Non-op Inc(Exp)	-	-	-	-	-	-
Other	-	-	-	-	-	-
Special Items	-	-	-	-	-	-
Total Other Income	-	-	-	-	-	-
Pretax Income	(0.1)	(5.9)	(4.0)	(4.2)	11.6	8.0
Income Taxes	-	-	-	-	3.4	2.4
Adj. Net Income	(0.1)	(5.9)	(4.0)	(4.2)	8.2	5.6

APPLIED FILMS CORP.   **Exhibit 6.6**
TICKER SYMBOL: AFCO
COMPARATIVE BALANCE SHEETS

(in Millions)

	7/1/2000	6/30/2001	6/29/2002	6/28/2003	6/26/2004	9/25/2004
Assets						
Total Cash & Marketable Securites	52.2	26.2	82.6	93.4	152.6	170.8
Total Receivables	11.1	42.0	35.4	49.5	89.0	64.3
Inventory	10.0	16.6	7.4	6.7	8.4	5.6
Other Current Assets	2.9	1.8	4.8	3.8	4.0	3.8
Total Current Assets	76.2	86.6	130.2	153.5	254.1	244.4
Net Plant, Property, & Equipment	5.3	7.7	6.2	6.0	19.5	20.8
Goodwill	-	39.5	40.3	57.5	64.1	64.9
Other Intangibles	-	18.6	15.1	17.0	15.8	14.7
Total Intangible Assets	-	58.1	55.4	74.5	79.9	79.6
Total Other Long-term Assets	5.9	16.9	23.2	21.8	25.2	26.8
Total Assets	87.5	169.4	215.1	255.6	378.6	371.7
Liabilities & Stockholders' Equity						
L-term Debt In Current Liabilities	-	-	-	-	-	-
Accounts Payable	10.0	13.1	9.3	21.9	23.2	17.7
Accrued Expenses	2.1	19.7	16.4	16.7	24.3	21.3
Total Other Current Liabilities	0.3	31.4	23.4	26.2	17.2	17.3
Total Current Liabilities	12.4	64.1	49.1	64.8	64.8	56.3
Long-Term Debt Equivelent	-	6.5	-	-	-	-
Deferred Taxes	-	-	-	-	0.3	0.6
Minority Interest	-	-	-	-	-	-
Total Other Long-Term Liabilities	1.9	9.7	11.4	13.7	15.0	15.6
Total Long-Term Liabilities	1.9	16.2	11.4	13.7	15.3	16.2
Total Liabilities	14.3	80.2	60.5	78.4	80.1	72.5
Preferred Stock	-	8.6	-	-	-	-
Common Equity	65.0	83.2	159.6	160.7	258.3	258.4
Other Equity	8.2	(2.6)	(5.0)	16.5	40.2	40.8
Total Equity	73.2	89.2	154.6	177.2	298.5	299.2
Total Liab. & Stockholders Equity	87.5	169.4	215.1	255.6	378.6	371.7

This schedule was compiled from financial information provided to us by the client or outside sources.
Curtis Financial Group, LLC. assumes no responsibility for the accuracy or completeness of such information.

OPT SCIENCES AND SUBSIDIARY **Exhibit 7**

GUIDELINE COMPANY BUSINESS DESCRIPTION

Apogee Enterprises Inc. (NASD:APOG)	Apogee Enterprises, Inc., through its subsidiaries, engages in the design and development of glass products, services, and systems. The company operates in three segments: the Architectural Products and Services segment, the Large-Scale Optical Technologies segment, and the Automotive Replacement Glass and Services segment. The Architectural Products and Services segment designs, engineers, fabricates, installs, maintains, and renovates the walls of glass and windows. Its customers include glass distributors, contractors, curtainwall, subcontractors, and commercial glass fabricators. The company offers its products in North America through independent distributors. The Large-Scale Optical Technologies segment develops and produces value-added glass for custom framing and preframed art markets, and optical thin film coatings for consumer electronics displays.
Applied Films Corp. (NASD:AFCO)	Applied Films Corporation (AFC) provides thin film deposition equipment to flat panel display, architectural, automotive, solar glass, consumer products packaging, and electronics industries worldwide. Its deposition systems are used to deposit thin films in base substrates, such as glass, plastic, paper, and foil. These thin films provide conductive, electronic, reflective, filter, barrier, and other properties that are critical elements of its customers' products. The company also provides spare parts, technical assistance, and maintenance. AFC also has a 50% joint venture in China, which processes and sells thin film coated glass to the flat panel display industry.
Southwall Technologies Inc. (OTCBB:SWTX)	Southwall Technologies, Inc. engages in the development, manufacture, and marketing of thin film coatings for the automotive glass, electronic display, and architectural markets. The company developed various products that control sunlight in automotive glass, reduce light reflection and improve image quality in electronic display products, and conserve energy in architectural products. Its products consist of transparent solar-control films for automotive Glass; anti-reflective films for computer screens, including flat panel and plasma displays; transparent conductive films for use in touch screen and liquid crystal displays; energy control films for architectural glass; and various other coatings. The company sells its automobile and electronic display products to original equipment manufacturers in North America, Europe, the Middle East, and Asia, principally through its own direct sales force and sales representatives.

Date Announced	Date Effective	Target Name	Target Short Business Description	Acquiror Name	Value of Transaction ($mil)	Premium 1 day	Premium 1 week	Premium 4 weeks	% Held
5/9/2001	7/26/2002	Pierre Foods Inc	Produce prepared sandwiches	Investor Group	5.348	53.85	158.06	150	63
8/1/2001	1/18/2002	National Home Centers Inc	Op home products supply stores	Dwain Neumann	3.65	26.13	20.69	33.33	63.5
9/18/2001	1/14/2002	Organic Inc	Dvlp Internet mktng software	Seneca Investments LLC	5.754	13.79	17.86	-17.5	80
11/9/2001	12/27/2001	Thermo Fibergen Inc	Mnfr paper inds machinery	Kadant Inc	2.669	7.59	3.66	1.19	95.3
3/8/2002	4/16/2002	Hawker Pacific Aerospace	Pvd repair svcs for aircraft	Lufthansa Technik AG	8.506	2.52	3.17	25.48	73.8
4/18/2002	2/21/2003	Partsbase Inc	Pvd ecommerce retail svcs	Investor Group	7.289	36.36	44.23	94.81	65.2
5/16/2002	8/19/2002	Balanced Care Corp	Pvd residential care svcs	IPC Advisors SARL	3.99	150	177.78	150	53.3
5/16/2002	6/24/2002	Electric Lightwave Inc	Pvd telecommunication svcs	Citizens Communications Co	5.49	105.88	79.49	-10.26	84.7
9/3/2002	5/30/2003	Sandata Technologies Inc	Dvlp software	Sandata Acquisition Corp	1.571	32.64	32.64	51.59	58.4
3/25/2003	11/12/2003	Allcity Insurance Co	Insurance company	Leucadia National Corp	0.86	1,427.78	1000	1,095.65	90.9
4/25/2003	7/1/2003	Ascent Media Group Inc	Pvd motion picture prodn svcs	Liberty Media Corp	0.593	10.27	5.48	5.48	90
5/5/2003	9/12/2003	Moyco Technologies Inc	Manufacture dental equipment	Investor Group	0.079	50	-25	-25	65.4
5/5/2003	3/1/2004	Mnfr marine engine prod	Westerbeke Corp	Westerbeke Acquisition Corp	3.12	85.23	92.9	78.14	51.4
12/2/2003	5/6/2004	Own,op jewelry stores	Reeds Jewelers Inc	Zimmer Family	2.193	84.68	86.36	84.68	87
12/31/2003	9/13/2004	Trucking company	Boyd Bros Transportation Inc	Investor Group	9.712	53	66.3	76.2	61.7
2/2/2004	3/29/2004	Dvlp agricultural biotech	Bionova Holding Corp	Savia SA de CV(Pulsar)	2.528	-25	-30.77	-35.71	61.6

					Value	Premium 1 day	Premium 1 week	Premium 4 weeks	% Held
			High		9.7	1427.8	1000.0	1095.7	95.3
			Low		0.1	-25.0	-30.8	-35.7	51.4
			Median		3.4	43.2	38.4	42.5	65.3
			Mean		4.0	132.2	108.3	109.9	71.6
			25th Percentile		2.0	12.9	5.0	-1.7	61.7
			75th Percentile		5.6	84.8	88.0	87.2	85.3
			Mean Excluding Allcity Insurance		3.9	42.9	45.8	41.4	65.9

Notes:

Premiums are periods prior to announcement date

Percentage Held is at date of announcement